                                            Filed Pursuant to Rule 424(b)(3)
                                   Registration Statement File No. 333-84789


                              PROSPECTUS SUPPLEMENT

                               TO PROSPECTUS DATED

                               AUGUST 23, 1999 OF

                              MARKETWATCH.COM, INC.



    This Prospectus Supplement is a part of the Prospectus and must be timely delivered to any purchaser of the securities offered by the selling stockholders.


          POTENTIAL CHANGE IN CONTROL OF DATA BROADCASTING CORPORATION

    On November 14, 1999, Data Broadcasting Corporation, or DBC, a Delaware corporation and a holder of more than 30% of our outstanding common stock, entered into an agreement and plan of merger to merge with the specialist asset valuation business, or the FTAM, of the Financial Times Group, which is a part of Pearson PLC. Upon the closing of the merger, the Financial Times Group will transfer the FTAM to DBC in exchange for approximately 60% of the outstanding common stock of DBC. Consummation of the merger is subject to various conditions, including, among other things, receipt of the necessary approvals of DBC's stockholders and receipt of required regulatory approvals.

    Before the consummation of the merger, if we make any of the following changes or if any of the following occur, without the prior consent of the Financial Times Group, the merger agreement may be terminated:

    - any change in our authorized or outstanding capital stock, or any board authorization of any such change, from June 30, 1999 other than pursuant to common stock options, bonuses or awards to employees, consultants or directors in the ordinary course of business consistent with past practice in an amount not exceeding 3% of our outstanding common stock as of that date;

    - any material adverse effect with respect to our business since June 30, 1999;

    - any entry by us into any new line of business, or board approval of such entry; or

    - the consummation of any acquisition of any company or business, whether by merger, purchase of stock or assets or otherwise, by us or the entry by us into any partnership or joint venture, regardless of the legal form, with any other party, or the entry by us into any contract to effect any such transaction, or Board approval of these, in each case involving payments or contributions by us in excess of $5 million, whether in cash, property or services.

                          RESULTS OF OPERATIONS FOR THE
             THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

    NET REVENUES

    Net revenues are primarily derived from the sale of advertising on our web site, license of BigCharts charting content, subscription sales from MarketWatch RT and MarketWatch Live, and the sale of news to DBC, CBS and other clients. Net revenues increased by 287% to $7.0 million for the three months ended September 30, 1999 from $1.8 million for the three months ended September 30, 1998, and increased 232% to $14.9 million for the nine months ended September 30, 1999 from $4.5 million for the nine months ended September 30, 1998. The increases in total net revenues are due primarily to the increases in the number of ads placed on our web sites, the license revenue associated with a full quarter of the licensing of BigCharts content and the introduction of the CBS MarketWatch Weekend television show in September 1999. The increases in advertising revenues were caused by several interrelated factors, including the following:

    -   increased number of advertisers;

    - increased users on our Web site and resultant page views with advertisements contained on those pages;

    - increased inventory available for sale on the BigCharts site as a result of the acquisition;

    -   increased size and productivity of our direct sales force; and

    - increased flexibility and sophistication of advertising packages offered to advertisers

    Substantially all of our advertising customers purchase advertising under short-term contracts. Customers can cease advertising on short notice without penalty. Advertising revenues would be adversely affected if we were unable to renew advertising contracts with existing customers or obtain new customers. We expect to continue to derive a majority of net revenues from selling advertisements. The market for Web advertising is intensely competitive, and advertising rates could be subject to pricing pressure in the future. If we are forced to reduce our advertising rates or we experience lower CPM's (cost per thousand page views) across our Web site or lower click-through advertising rates as a result of such competition or otherwise, future revenues could be adversely affected.

    COST OF REVENUES

    Cost of revenues primarily consists of costs related to advertising and news including compensation, royalties payable to CBS and content providers, amortization of intangibles associated with the purchase of BigCharts, web site infrastructure costs allocated from DBC and costs of serving ads by DoubleClick, costs related to license revenue including communication lines, and costs related to subscriptions including exchange fees and communication lines. Cost of revenues increased by 213% to $2.7 million for the three months ended September 30, 1999 from $873,000 for the three months ended September 30, 1998, and increased 236% to $6.1 million for the nine months ended September 30, 1999 from $1.8 million for the nine months ended September 30, 1998. Cost of news and advertising revenues increased due to the addition of news reporters and editors, additional network communications lines to accommodate increased traffic on our web sites, DoubleClick costs to serve advertisements on the site, amortization of intangibles, and royalties paid to CBS. Royalties to CBS were $418,000 for the three months ended September 30, 1999 and $0 for the three months ended September 30, 1998, and $799,000 for the nine months ended September 30, 1999 and $0 for the nine months ended September 30, 1998. Cost of licensing revenues increased due to the addition of BigCharts and cost of subscription revenues increased as more users subscribed to MarketWatch.com services in comparison to the third quarter of the prior year. As a percentage of net revenues, cost of revenues were 39% for the three months ended September 30, 1999 and 49% for the three months ended September 30, 1998, and 41% for the nine months ended September 30, 1999 and 1998. For the quarter, the decrease as a percentage of net revenues is due to the addition of licensing revenue from BigCharts in excess of the corresponding increase in licensing expense and an increase in advertising revenue in excess of the associated increases in headcount and other costs. For the nine-month periods, costs of revenues have increased at the same incremental rate as revenue due to an increase in compensation for additional editorial staff and increases in overall headcount necessary to support revenue growth. We expect cost of revenues in absolute dollars to increase in the future as a result of royalties payable to CBS as we have exceeded the royalty exempt revenue level of $500,000 in our license agreement with CBS. In addition, we intend to increase the number of editorial staff in the future, which will lead to an increase in cost of revenues.

    PRODUCT DEVELOPMENT

    Product development expenses primarily consist of license fees for content, compensation for software developers and expenses for contract programmers and developers. Product development expenses increased by 283% to $1.6 million for the three months ended September 30, 1999 from $429,000 for the three months ended September 30, 1998, and increased 201% to $3.1 million for the nine months ended September 30, 1999 from $1.0 million for the nine months ended September 30, 1998. Product development expenses increased due to the hiring of additional employees, the purchase of BigCharts and associated expenses and the amortization of deferred compensation for development personnel in the first three quarters of 1999. Product development expenses were 24% of net revenues for the three months ended September 30, 1999 and 1998 and 21% for the nine months ended September 30, 1999 and 23% for the nine months ended September 30, 1998. Product development costs remained constant for the quarter and decreased for the nine months as a percentage of net revenues as a result of increased net revenues.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses primarily consist of compensation for finance, business development and administrative personnel, allocations from DBC for administrative services, occupancy costs, professional fees, depreciation charges and charges for bad debt. General and administrative expenses increased by 190% to $2.5 million for the three months ended September 30, 1999 from $845,000 for the three months ended September 30, 1998, and increased 196% to $6.2 million for the nine months ended September 30, 1999 from $2.1 million for the nine months ended September 30, 1998. General and administrative expenses in absolute dollars increased due primarily to costs related to the acquisition of BigCharts as well as travel expenses, directors and officers liability insurance expense, and professional service fees associated with the acquisition. To a lesser extent, costs increased due to increased headcount, occupancy, legal and consulting expenses as well as costs associated with the amortization of deferred compensation in the first three quarters of 1999. We hired additional personnel and incurred additional costs related to being a public company. As a percentage of net revenues, general and administrative costs were 35% for the three months ended September 30, 1999 and 47% for the three months ended September 30, 1998 and 42% for the nine months ended September 30, 1999 and 47% for the nine months ended September 30, 1998. As a percentage of net revenues, general and administrative expenses decreased for the quarter and nine-month period as net revenues increased at a higher rate than the expenses. We believe that the absolute dollar level of general and administrative expense will increase in future periods as a result of an increase in personnel to support our larger operations particularly related to the acquisition of BigCharts.

    SALES AND MARKETING

    Sales and marketing expenses primarily consist of promotion and advertising provided by CBS, online and offline advertisements, advertising commissions, promotional materials, compensation and sales commissions to our direct sales force. Sales and marketing expenses increased by 135% to $7.5 million for the three months ended September 30, 1999 from $3.2 million for the three months ended September 30, 1998, and increased 188% to $22.0 million for the nine months ended September 30, 1999 from $7.6 million for the nine months ended September 30, 1998. Sales and marketing expenses increased in absolute dollars during the quarter and nine-month period due to a number of factors including:

    - increase in amortization of promotions and advertising contributed by CBS in the first three quarters of 1999;

    - growth of our direct sales force in the first three quarters of 1999 and increased sales commissions from higher advertising sales;

    - increased purchases of Web banner ads to promote our products and services;

    -   payments for the CBS MarketWatch Weekend television show promotion;

    - increased purchases of traditional print and broadcast advertising in 1999 to promote our products and services; and

    -   increased payments to distribution partners in 1999.

    We record an expense at the time the advertising and promotion is provided by CBS under the Amended and Restated License Agreement based on the rate card value of the advertising. We recorded non-cash advertising expense of $2.7 million for the three months ended September 30, 1999 and $1.6 million for the three months ended September 30, 1998, in each case at the rate card value, and $9.6 million for the nine months ended September 30, 1999 and $5.0 million for the nine months ended September 30, 1998, in each case related to services provided by CBS. We have recorded aggregate non-cash advertising expense of $16.6 million of the $30.0 million CBS has agreed to provide. As a percentage of net revenues, sales and marketing expenses were 108% for the three months ended September 30, 1999 and 177% for the three months ended September 30, 1998 and 147% for the nine months ended September 30, 1999 and 170% for the nine months ended September 30, 1998. Sales and marketing expense as a percentage of net revenues decreased for the quarter and nine-month period due to a planned hold on spending in 1999 during the historically low-volume trading months of July and August and as a result of increased revenue.

    We anticipate that sales and marketing expenses in absolute dollars will increase in future periods as we continue to pursue an aggressive brand-building strategy through advertising and distribution and continue to build our direct sales organization.

    PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

    Of the $157.5 million purchase price for BigCharts, $200,000 was allocated to in-process research and development, which was expensed in full upon completion of the acquisition in June 1999.

    AMORTIZATION OF GOODWILL AND INTANGIBLES

    Of the $157.5 million purchase price for BigCharts, $152.5 million was allocated to goodwill, which is being amortized over 3 years, and $3.6 million was allocated to intangible assets, which are being amortized over periods ranging from 1.5 to 3.5 years. Amortization of goodwill and intangibles for the three months ended September 30, 1999 was $13.0 million and for the nine months ended September 30, 1999 was $17.5 million.

    INTEREST INCOME (EXPENSE)

    Interest income of $222,000 for the three months ended September 30, 1999 and $949,000 for the nine months ended September 30, 1999 resulted from interest income on the proceeds from our initial public offering in January 1999. Interest expense of $54,000 and $75,000 for the three and nine months ended September 30, 1998 resulted from borrowings from DBC.

LIQUIDITY AND CAPITAL RESOURCES

    Our cash, cash equivalents and short-term investments totaled $19.7 million at September 30, 1999, representing 12% of total assets compared to $140,000 at December 31, 1998 due to the inflow of cash from our initial public offering in the first quarter of 1999. We have invested our cash in excess of current operating requirements in investment grade securities. The investments have variable and fixed interest rates and primarily short-term maturities. In accordance with Statements of Financial Accounting Standards 115, "Accounting for Certain Investments in Debt and Equity Securities" these investments are classified as "available for sale".

    Cash used in operating activities was $14.6 million for the nine months ended September 30, 1999 and $2.9 million for the nine months ended September 30, 1998. Cash outflow in 1999 is primarily the result of a net loss of $38.9 million, offset by non cash charges of $9.6 million for advertising provided by CBS, $17.5 million in amortization of goodwill and intangibles, and a write-off of in-process research and development related to the acquisition of BigCharts of $200,000. Significant uses of cash in operations for the nine months ended September 30, 1999 include costs associated with increased sales and marketing activities to establish and promote our products and services and payments to distributors and advertisers.

    Cash used in investing activities was $15.5 million for the nine months ended September 30, 1999 and $889,000 for the nine months ended September 30, 1998. Cash was used in the current year primarily for the purchase of BigCharts and short term investments, and for capital expenditures. The BigCharts purchase included a cash payment of $6.0 million to stockholders and financial advisors of BigCharts, and $1.5 million in acquisition related costs. Capital expenditures have generally consisted of purchases of computer hardware and leasehold improvements related to leased facilities and are expected to increase in future periods. We have experienced a substantial increase in capital expenditures and operating lease arrangements since inception, which is consistent with increased staffing, and we anticipate that this will continue in the future.

    Cash provided by financing activities were $44.2 million for the nine months ended September 30, 1999 and $3.8 million for the nine months ended September 30, 1998. Cash inflow was generated by our initial public offering, completed in January 1999, of 3,162,500 shares of common stock at $17 per share with proceeds of $43.9 million net of underwriting and offering expenses and the repayment of amounts owed to DBC.

    We have entered in to certain agreements with Yahoo! and AOL to make payments for advertising and slotting over the next three years. In addition, we are obligated to pay Yahoo! a fee based on the amount of traffic directed to our Web site. At September 30, 1999 a total of $9.1 million will be paid in fulfillment of these commitments over the next three years.

                         SHARES ELIGIBLE FOR FUTURE SALE

   The second paragraph under the section "Shares Eligible for Future Sale" of the Prospectus is replaced in its entirety by the following paragraph:

   "As of June 30, 1999, we had outstanding an aggregate of 13,753,054 shares of our common stock, assuming no exercise of outstanding options. Of these shares, 3,163,916 shares, plus 158,867 of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. As a result of the contractual restrictions described below, additional shares offered by this prospectus will be eligible for sale as follows:

                                             APPROXIMATE NUMBER OF
            DATE                            SHARES THAT MAY BE SOLD
            ----                            -----------------------
            December 6, 1999                        330,713
            March 5, 2000                           330,713
            June 9, 2000                            480,637
            June 9, 2001                            149,868
            June 9, 2002                            138,333

The remaining 9,000,000 shares of common stock held by other stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below."

                              PLAN OF DISTRIBUTION

    The third paragraph under the section "Plan of Distribution" of the Prospectus is replaced in its entirety by the following paragraph:

    "Of the 1,589,138 shares of common stock covered by this prospectus, 158,867 shares will be available for immediate sale in the public market as of the date of this prospectus. With regard to the remaining 1,430,271 shares, the BigCharts stockholders have agreed that they will not sell or otherwise transfer the economic ownership of the shares before specified dates. As a result of these contractual restrictions, an additional 330,713 shares will be eligible for sale on December 6, 1999, 330,713 shares will be eligible for sale on March 5, 2000, 480,637 shares will be eligible for sale on June 9, 2000, 149,868 shares will be eligible for sale on June 9, 2001 and 138,333 shares will be eligible for sale on June 9, 2002."

                          FINANCIAL INFORMATION FOR THE
             THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                              MARKETWATCH.COM, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                   (UNAUDITED)


                                                                SEPTEMBER 30,         DECEMBER 31,
                                                                    1999                  1998
                                                                -------------         -------------
                                     ASSETS
Current assets:
  Cash and cash equivalents ............................        $  14,290,000         $     140,000
  Short-term Investments ...............................            5,436,000                    --
  Accounts receivable, net .............................            5,120,000             1,586,000
  Prepaid expenses .....................................            4,442,000                 2,000
                                                                -------------         -------------
          Total current assets .........................           29,288,000             1,728,000

Property and equipment, net ............................            3,676,000               932,000
Deferred offering costs ................................                   --             1,816,000
Intangible assets, net .................................            3,076,000                    --
Goodwill, net ..........................................          135,548,000                    --
Other assets ...........................................               46,000                11,000
                                                                -------------         -------------
          Total assets .................................        $ 171,634,000         $   4,487,000
                                                                =============         =============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable .....................................        $   2,876,000         $   1,969,000
  Accrued expenses .....................................            2,508,000             1,688,000
  Deferred revenue .....................................              240,000                14,000
  Advances from DBC ....................................                   --             3,946,000
                                                                -------------         -------------
          Total current liabilities ....................            5,624,000             7,617,000
                                                                -------------         -------------

Stockholders' equity (deficit):
  Preferred stock ......................................                   --                    --
  Common stock .........................................              142,000                90,000
  Additional paid-in capital ...........................          231,103,000            53,366,000
  Deferred compensation ................................             (658,000)           (1,144,000)
  Contribution receivable ..............................          (13,378,000)          (42,948,000)
  Other accumulated comprehensive income ...............              173,000                    --
  Accumulated deficit ..................................          (51,372,000)          (12,494,000)
                                                                -------------         -------------
          Total stockholders' equity (deficit) .........          166,010,000            (3,130,000)
                                                                -------------         -------------
          Total liabilities and
             stockholders' equity (deficit) ............        $ 171,634,000         $   4,487,000
                                                                =============         =============

The accompanying notes are an integral part of these consolidated financial statements.

                              MARKETWATCH.COM, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)


                                                                   THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                           SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                                               1999              1998              1999              1998
                                                           -------------     -------------     -------------     -------------
Net revenues:
  Advertising (including $125,000 and $108,000
     from DBC for the three months ended 1999 and
     1998 and $375,000 and $108,000 for the
     nine months ended 1999 and 1998) ................     $  5,043,000      $  1,326,000      $ 11,151,000      $  3,054,000

  News (including $413,000 and $322,000 from
     DBC and $115,000 and $0 from CBS for the
     three months ended 1999 and 1998 and
     $1,176,000 and $949,000 from DBC and
     $115,000 and $0 from CBS for the nine months
     ended 1999 and 1998) ............................          760,000           322,000         1,997,000           949,000
  License ............................................        1,007,000                --         1,313,000                --
  Subscription .......................................          155,000           151,000           470,000           491,000
                                                           ------------      ------------      ------------      ------------
          Total net revenues .........................        6,965,000         1,799,000        14,931,000         4,494,000
Cost of revenues:
  Advertising and news ...............................        2,521,000           758,000         5,607,000         1,521,000
  License ............................................           75,000                --            99,000                --
  Subscription .......................................          138,000           115,000           427,000           304,000
                                                           ------------      ------------      ------------      ------------
          Total cost of revenues .....................        2,734,000           873,000         6,133,000         1,825,000
                                                           ------------      ------------      ------------      ------------
Gross profit .........................................        4,231,000           926,000         8,798,000         2,669,000
                                                           ------------      ------------      ------------      ------------
Operating expenses:
  Product development ................................        1,645,000           429,000         3,115,000         1,036,000
  General and administrative .........................        2,447,000           845,000         6,222,000         2,101,000
  Sales and marketing ................................        7,507,000         3,189,000        21,954,000         7,626,000
  Purchased in-process research and development ......               --                --           200,000                --
  Amortization of goodwill and intangibles ...........       12,850,000                --        17,134,000                --
                                                           ------------      ------------      ------------      ------------
          Total operating expenses ...................       24,449,000         4,463,000        48,625,000        10,763,000
                                                           ------------      ------------      ------------      ------------
Loss from operations .................................      (20,218,000)       (3,537,000)      (39,827,000)       (8,094,000)

Interest income (expense) ............................          222,000           (54,000)          949,000           (75,000)
                                                           ------------      ------------      ------------      ------------
Net loss .............................................     $(19,996,000)     $ (3,591,000)     $(38,878,000)     $ (8,169,000)
                                                           ============      ============      ============      ============
Basic and diluted net loss per share .................     $      (1.45)     $      (0.40)     $      (3.07)     $      (0.91)
                                                           ============      ============      ============      ============
Shares used in the calculation of basic and
  diluted net loss per share .........................       13,800,000         9,000,000        12,670,000         9,000,000
                                                           ============      ============      ============      ============


The accompanying notes are an integral part of these consolidated financial statements.

                              MARKETWATCH.COM, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)


                                                                      NINE MONTHS ENDED
                                                              SEPTEMBER 30,      SEPTEMBER 30,
                                                                  1999               1998
                                                              -------------      -------------
Cash flows used in operating activities:
  Net loss .............................................      $(38,878,000)      $ (8,169,000)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Provision for bad debt expense ...................            31,000            139,000
      Depreciation and amortization ....................        19,052,000            254,000
      Non-cash charges from stockholders ...............         9,570,000          5,050,000
      Write-off of in-process research and
         development ...................................           200,000                 --
      Changes in operating assets and liabilities:
         Accounts receivable ...........................        (2,861,000)          (953,000)
         Prepaid expenses and other
           current assets ..............................        (4,384,000)           (23,000)
         Deferred offering costs .......................                --         (1,059,000)
         Accounts payable and accrued expenses .........         2,544,000          1,903,000
         Deferred revenue ..............................           111,000              2,000
                                                              ------------       ------------
           Net cash used in operating
             activities ................................       (14,615,000)        (2,856,000)
                                                              ------------       ------------
Cash flows used in investing activities:
  Purchase of short-term investments ...................       (13,762,000)                --
  Sales of short-term investments ......................         8,500,000                 --
  Purchase of property and equipment ...................        (2,715,000)          (889,000)
  Acquisition of business, net of cash acquired ........        (7,476,000)                --
                                                              ------------       ------------

          Net cash used in investing activities ........       (15,453,000)          (889,000)
                                                              ------------       ------------
Cash flows provided by financing activities:
  Proceeds from issuance of common stock, net ..........        48,164,000                 --
  Contributions from DBC ...............................                --            782,000
  Advances from DBC (Note 8) ...........................        (3,946,000)         3,028,000
                                                              ------------       ------------
           Net cash provided by financing
             activities ................................        44,218,000          3,810,000
                                                              ------------       ------------
Net change in cash .....................................        14,150,000             65,000
                                                              ------------       ------------
Cash at beginning of period ............................           140,000                 --
                                                              ------------       ------------
Cash at end of period ..................................      $ 14,290,000       $     65,000
                                                              ============       ============

The accompanying notes are an integral part of these consolidated financial statements.

                              MARKETWATCH.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

NOTE 1--ORGANIZATION AND NATURE OF BUSINESS

BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 as amended by Form 10-K/A. Additionally, certain items previously reported in specific financial statement captions have been reclassified to conform with the current presentation.

THE COMPANY

    MarketWatch.com, Inc. (the "Company"), a leading Web-based provider of comprehensive, real-time, business news, financial programming and analytic tools, was formed on October 29, 1997 in the state of Delaware as a limited liability company and was jointly owned by Data Broadcasting Corporation ("DBC") and CBS Broadcasting Inc. ("CBS") (collectively, the "Members"), with each Member owning a 50% interest in the Company.

    In connection with the formation of the limited liability company, the Company, CBS and DBC entered into a contribution agreement on October 29, 1997 (the "Contribution Agreement"), under which DBC contributed to the Company $1.0 million in cash upon consummation of the Contribution Agreement, $1.0 million in cash on October 29, 1998 and DBC's existing "Online/News" business which primarily consisted of customer contracts and intellectual property in return for its ownership interest. CBS agreed to provide $50.0 million of rate card amount advertising and promotions over a period of five years in return for its ownership interest. Under the terms of the Stockholders' Agreement, the $50.0 million rate card amount was revised to $30.0 million upon completion of the Company's initial public offering (see Note 3).

    In addition, CBS and the Company entered into a license agreement dated October 29, 1997 (the "License Agreement") under which CBS, in exchange for 30% of net advertising revenue, as defined, granted to the Company the non-exclusive right and license to use certain CBS news content and registered trademarks, including the CBS "Eye" design, for five years ending October 29, 2002, subject to termination on the occurrence of certain events. In addition to the agreements above, the Company entered into a services agreement with DBC (the "Services Agreement"). Under the terms of the Services Agreement, DBC charged the Company for certain general services and the Company receives payment from DBC for supplying news and receives a fee for licensing MarketWatch RT(TM)and MarketWatch Live(TM).

    In January 1999, the Company completed an initial public offering ("IPO") of 3,162,500 shares of common stock at $17 per share. Total proceeds to the Company were approximately $48.2 million, net of offering costs. Immediately prior to the completion of the IPO, the Company was reorganized from a limited liability company to a corporation. All share and per share data have been retroactively adjusted to reflect the reorganization.

    Effective June 9, 1999, the Company completed its acquisition of BigCharts Inc. ("BigCharts"), a Minnesota corporation, in a merger transaction for $6.0 million in cash, $110.9 million worth of MarketWatch.com common stock, and $38.6 million worth of options to purchase MarketWatch.com common stock which are issuable upon exercise of options to purchase BigCharts common stock assumed in the merger. BigCharts, based in Minneapolis, is a leading provider of licensed online financial charting content to electronic brokers, financial publishers and portals (see Note 6).

NOTE 2--REVENUE RECOGNITION

    Advertising revenue is recognized in the month earned from advertising contracts in which the Company guarantees a minimum number of impressions (a view of an advertisement by a consumer) for a fixed fee. Additionally, certain sponsorship agreements provide links to third-party web sites and generate either fixed transaction fees for monthly access or variable fees which are dependent upon the number of transactions consummated in the third-party web site by linked customers.

    Revenue related to the sale of news is recognized in the month the services are provided.

    License revenue is recognized based on contracts in which (1) the customer pays a fixed amount in exchange for access to the content for a specified period of time or (2) a customer pays a monthly fee based on the number of subscribers to their site who have access to the content. Revenue from fixed fee agreements is recognized ratably over the term of the agreement. Subscriber agreement fees are recognized based on the number of monthly subscribers who use the customer's website.

    Subscription revenues are charged to customers' credit cards and are billed in advance on a monthly basis. Revenue from subscriptions is recognized ratably over the subscription period. Deferred revenues relate to subscription fees for which amounts have been collected but for which revenue has not been recognized.

    Revenues are recognized in the month earned provided that no significant Company obligations remain and collection of the resulting receivable is probable.

    Revenues from barter transactions are recognized in accordance with the provisions of Accounting Principles Board Opinion No. 29 ("APB 29"). The Company has entered into transactions with certain customers to barter advertising space and content during the nine months ended September 30, 1999. The Company has not recorded revenue or related expense for these transactions since the value cannot be objectively determined with any degree of reliability.


NOTE 3--AGREEMENTS WITH CBS AND DBC

    In January 1999, the Company entered into a Stockholders' Agreement ("Stockholders' Agreement"). Under the terms of the Stockholders' Agreement, CBS reduced the advertising commitment from the Contribution Agreement to an aggregate rate card amount of $30.0 million in return for a change in the royalty rate payable under the License Agreement, extension of the License Agreement to 2005 and modification to certain non competition provisions. Additionally, both CBS and DBC will have a right of first refusal in the event either party desires to sell any securities of the Company to a third party or if the Company issues new securities.

    In January 1999, the Company and CBS entered into an Amended and Restated License Agreement (the "Amended and Restated License") that superseded and replaced the License Agreement. The Amended and Restated License became effective immediately prior to the IPO. Under the Amended and Restated License, in return for the right to use the CBS name and logo as well as the CBS Television Network news content, the Company will be obligated to pay a royalty to CBS of: (i) during 1999, (A) 8% of Gross Revenues in excess of $500,000 and up to and including $50.5 million and (B) 6% of Gross Revenues in excess of $50.5 million, and (ii) in subsequent years through the termination of the License Agreement on October 29, 2005, (A) 8% of Gross Revenues up to and including $50.0 million and (B) 6% of Gross Revenues in excess of $50.0 million. CBS will have the right to terminate the agreement in certain circumstances, including breach of a material term or condition of the agreement, insolvency, bankruptcy or other similar proceeding, discontinuance of use of the MarketWatch logo without providing an acceptable substitute, or acquisition or issuance of certain percentages of the Company's common stock or voting power by or to a CBS competitor. In addition, CBS will retain significant editorial control over the use and presentation of the CBS news content and the CBS logo and has the ability to prevent the Company from displaying certain types of content, which are unacceptable to CBS. The Amended and Restated License will expire on October 29, 2005.

    Gross Revenues means gross operating revenues that are derived from an Internet service or Web site that:

    -   provides information or services of a financial nature; or

    -   uses the CBS trademarks licensed to MarketWatch.com.

Gross Revenues excludes revenues from DBC, an amount equal to certain commissions paid to sales representatives and an amount equal to certain revenues attributable to an acquired company's results of operations for the 12 months prior to the acquisition.

    The terms of the Amended and Restated License will not prohibit CBS from licensing its name and logo to another Web site or Internet service that does not have as its primary function and its principal theme and format the delivering of comprehensive real-time or delayed stock market quotations and financial news in the English language to consumers. CBS is also not prohibited from licensing its news content to, or investing in, another Web site or Internet service.

    In January 1999, the Company and DBC entered into an Amended and Restated Services Agreement (the "Amended Services Agreement"), which supersedes and replaces the Services Agreement. Under the Amended Services Agreement, DBC will provide the Company with hosting services, software programming assistance, data feeds, communications lines, office space and related facilities, network operations and Web site management services as well as certain administrative and engineering services if requested by the Company. The Amended Services Agreement provides for DBC to grant the Company certain nonexclusive licenses to its data and information feeds and provides for certain network Web site hosting performance standards. DBC will also pay the Company a monthly per subscriber fee ranging from $2.50 to $5.00, subject to a monthly minimum of $100,000 through October 2002, for delivery of the Company's news to all DBC subscribers, as defined. The Company is also required to pay DBC 25% and 75% of subscription revenues for MarketWatch RT(TM) and MarketWatch Live(TM), respectively. The term of the Amended Services Agreement will expire on October 29, 2005.

    In January 1999, the Company and DBC entered into a Revolving Credit Agreement (the "Credit Agreement") whereby DBC will be obligated to loan the Company up to $5.0 million through October 2000. Borrowings under the Credit Agreement will be unsecured and bear interest at a variable rate per annum equal to The Chase Manhattan Bank's prime rate plus 2%. All previous advances from DBC under the Limited Liability Company Agreement of the LLC between CBS and DBC (the "LLC Agreement") were included against the borrowings under the Credit Agreement. As of September 30, 1999 the Company had no outstanding borrowings under the Agreement.

    In January 1999, the Company, CBS and DBC entered into a Registration Rights Agreement ("Registration Agreement"). CBS and DBC, and their affiliates and permitted transferees will have certain registration rights for the securities of the Company held by them under the Registration Agreement.

NOTE 4--COMPREHENSIVE NET INCOME (LOSS)

    Comprehensive net income (loss) is comprised of net loss and other comprehensive earnings such as unrealized gains or losses on available-for-sale marketable securities. The Company's total comprehensive net losses were as follows:


                                                        Three Months Ended September 30,         Nine Months Ended September 30,
                                                        --------------------------------        --------------------------------
                                                            1999                1998                1999                1998
                                                        ------------        ------------        ------------        ------------
Net loss                                                $(19,996,000)       $ (3,591,000)       $(38,878,000)       $ (8,169,000)
Other comprehensive income
Unrealized gains on available for sale marketable
  securities                                                 114,000                  --             173,000                  --
                                                        ------------        ------------        ------------        ------------
  Comprehensive net loss                                $(19,882,000)       $ (3,591,000)       $(38,705,000)       $ (8,169,000)
                                                        ------------        ------------        ------------        ------------

NOTE 5--NET LOSS PER SHARE

    Basic net loss per share is computed using the weighted average number of shares of common stock. Diluted net loss per share is computed using the weighted average number of shares of common stock and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

    Options to purchase 1,691,557 and 866,000 shares of common stock were outstanding at September 30, 1999 and 1998, respectively, but were not included in the computation of diluted net loss per share because either the options' exercise price was greater than the average market price of the common shares during the period or inclusion of such options would have been anti-dilutive.

NOTE 6--BUSINESS ACQUISITIONS

    On June 9, 1999, MarketWatch.com completed its acquisition of BigCharts for $6.0 million in cash, shares of MarketWatch.com common stock and assumed options to purchase MarketWatch.com common stock valued at $110.9 million and $38.6 million. The transaction was accounted for using the purchase method; accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair market values at the date of acquisition. The results of operations and assets of Big Charts were reflected on the Company's financial statements commencing June 1, 1999. BigCharts, based in Minneapolis, is a leading provider of licensed online financial charting content to electronic brokers, financial publishers and portals. It is one of the most heavily trafficked financial sites and an industry-leading provider of objective, data-driven online financial content for self-directed investors. The Company recorded acquisition expenses of $2.0 million in connection with the acquisition in the second quarter of 1999. The $2.0 million primarily consisted of accounting and legal fees and other related transactions costs. The following are unaudited pro forma condensed consolidated results of operations for the Company and BigCharts presented on the basis that the acquisition had taken place and the related charges, noted above, were recorded at the beginning of each of the periods presented. These results are not indicative of the actual results that would have occurred had the transaction taken place at the beginning of the period:


                                   Nine Months Ended         Nine Months Ended
                                  September 30, 1999        September 30, 1998
                                  ------------------        ------------------
Pro forma net revenue                $ 16,762,000              $  5,863,000
Pro forma net loss                   $(60,038,000)             $(47,402,000)
Pro forma net loss per share         $      (4.42)             $      (4.48)

Pro forma shares outstanding           13,595,069                10,588,000

       The total purchase price of $157.5 million was allocated to the fair value of the assets acquired and liabilities assumed, identified intangible assets and goodwill as follows:


                                                     Expected
                                 Allocation            Life
                               -------------         ---------
Tangible assets                $   1,914,000
Liabilities assumed                 (656,000)
Intangible assets:
  Existing technology              2,000,000         2 years
  In-process technology              200,000              --
  Trademark                          500,000         3.5 years
  Customer contacts                  300,000         1.5 years
  Workforce                          800,000         3.5 years
Goodwill                         152,491,000         3 years
                               -------------
Total purchase price           $ 157,549,000
                               =============

We assess the recoverability of its long term assets by comparing the projected undiscounted net cash flows associated with those assets against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of the goodwill, we would recognize an impairment loss in accordance with the provisions of SFAS No. 121. No impairment has been identified to date.

NOTE 7--AMERICA ONLINE AND YAHOO!

    In September 1999, we entered into a three-year distribution agreement with America Online, Inc. ("AOL") to be AOL's premiere provider of business and financial news for AOL's network including AOL's proprietary service, AOL.com, CompuServe and Netscape (collectively, "AOL Members"). Under the agreement, we will create a co-branded site that will enable AOL Members to access MarketWatch.com content and investment management tools through the AOL portal. The Company and AOL have also agreed to collaborate in sales and marketing efforts.

    In August 1999, the terms of the YAHOO! agreement were amended. Under the terms of the amended agreement, we have extended the terms to include additional advertising and slotting fees of $1.6 million over a twelve month period beginning on January 1, 2000.

NOTE 8--RELATED PARTY TRANSACTIONS

    Analyses of the advances from DBC to the Company are as follows:


                                      Three Months Ended                    Nine Months Ended
                                 September 30,     September 30,     September 30,     September 30,
                                     1999              1998              1999              1998
                                 -------------     -------------     -------------     -------------
Balance as of the beginning
  of the period                   $        --       $ 1,539,000       $ 3,946,000       $        --
Expenses paid by DBC on
  behalf of the Company                72,000         3,106,000         2,069,000         6,168,000
Expenses allocated by DBC
  to the Company                      455,000           177,000         1,107,000           517,000
Royalty fees to DBC                    58,000            40,000           171,000           117,000
News revenue from DBC                (413,000)         (322,000)       (1,176,000)         (949,000)
Web advertising revenue
  from DBC                           (125,000)         (108,000)         (405,000)         (108,000)
Receivables collected by DBC
  on behalf of the Company            (47,000)         (128,000)         (195,000)         (988,000)
Interest payable on advances
  from DBC                                 --            54,000            24,000            75,000
Cash advances (payments)
  from DBC, net                            --        (1,330,000)       (4,603,000)       (1,022,000)
Cash contributions                         --                --          (938,000)         (782,000)
                                  -----------       -----------       -----------       -----------
Balance as of the
  end of the period               $        --       $ 3,028,000       $        --       $ 3,028,000
                                  ===========       ===========       ===========       ===========

    A majority of the expenditures and liabilities charged by DBC to the Company were incurred by DBC and directly charged or allocated to the Company. The expenses which were paid on behalf of the Company by DBC totaled $72,000 and $3.1 million for the three-month periods ended September 30, 1999 and 1998 and $2.1 million and $6.2 million for the nine-month periods ended September 30, 1999 and 1998, respectively. Direct charges primarily consist of payroll and related costs, consulting, commissions and access fees for information from various exchange markets. Allocated charges totaled $455,000 and $177,000 for the three-month periods ended September 30, 1999 and 1998 and $1.1 million and $517,000 for the nine-month periods ended September 30, 1999 and 1998, respectively, and related to general services that include cash management, accounting, network operations and hosting of the Company's web pages and data feeds provided pursuant to the Amended and Restated Services Agreement. Charges for these services and equipment usage are allocated based upon DBC's estimate of costs attributable to the operations of MarketWatch.com.

    Direct charges for subscription revenues for MarketWatch Live and MarketWatch RT were $58,000 and $40,000 for the three-month periods ended September 30, 1999 and 1998 and $171,000 and $117,000 for the nine-month periods ended September 30, 1999 and 1998, respectively. News revenues are based on the number of DBC subscribers and were $413,000 and $322,000 for the three-month periods ended September 30, 1999 and 1998 and $1.2 million and $949,000 for the nine-month periods ended September 30, 1999 and 1998, respectively. Included in accounts receivable at September 30, 1999 is $284,000 owed to MarketWatch by DBC.

    The Company has recorded advertising expenses of $9.6 million and $5.0 million at rate card value for the nine months ended September 30, 1999 and 1998, respectively, for advertising and promotion provided by CBS.

    The Company has recorded $115,000 in news revenue for the nine months ended September 30, 1999 for the CBS MarketWatch Weekend television show sold to CBS. Costs associated with the show are included in advertising and news costs of sales.

The date of this Prospectus Supplement is December 6, 1999.



                                       16